TRACON Pharmaceuticals, Inc.

4350 La Jolla Village Drive, Suite 800

San Diego, California 92122

May 17, 2018

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:TRACON Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed May 10, 2018

File No. 333-224809

Acceleration Request

Requested Date:May 21, 2018

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement (the “Registration Statement”) on Form S-3 to become effective at 4:00 p.m. Eastern Time on May 21, 2018 or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Sean Clayton of Cooley LLP, counsel to the Registrant, at (858) 550-6034.

Sincerely,

Tracon Pharmaceuticals, Inc.

By: /s/ Charles P. Theuer

Charles P. Theuer, M.D., Ph.D.

President and Chief Executive Officer

cc: Sean Clayton, Esq.